SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (Amendment No. 1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        AAMES FINANCIAL CORPORATION
     ------------------------------------------------------------------
                               (Name of Issuer)


                                Common Stock
     ------------------------------------------------------------------
                       (Title of Class of Securities)


                                00253A 10 1
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                               (CUSIP Number)


                          Barry F. Schwartz, Esq.
                      Thirty-Five East Investments LLC
                            35 East 62nd Street
                         New York, New York  10021
                               (212) 572-8600
     ------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                  Copy to:

                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000

                             September 13, 1999
     ------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on following pages)

                               (Page 1 of 4)



 CUSIP No. 00253A 10 1               13D                   Page 2 of 4 Pages
 ---------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

          Thirty-Five East Investments LLC
 ---------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) ( )
                                                            (b) ( )
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS

          AF
 ---------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   ( )
 ---------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                         7.   SOLE VOTING POWER
     NUMBER OF                   2,225,865
      SHARES             ---------------------------------------------------
   BENEFICIALLY          8.   SHARED VOTING POWER
     OWNED BY                    -0-
       EACH              ---------------------------------------------------
    REPORTING            9.   SOLE DISPOSITIVE POWER
      PERSON                     2,225,865
       WITH              ---------------------------------------------------
                         10.  SHARED DISPOSITIVE POWER
                                 -0-
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 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,225,865
 ---------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES
                                                                ( )
 ---------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.0%
 ---------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON
         00 (Limited Liability Company)
 ---------------------------------------------------------------------------



      This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by Thirty-Five East Investments LLC, a Delaware limited liability company ("Thirty-Five East") and Turtle Creek, a revocable trust governed by Texas law ("Turtle Creek") in connection with their ownership of shares of common stock, par value $.001 per share, of Aames Financial Corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

 Item 2.   Identity and Background.

      Item 2 (a)-(c) are hereby amended and restated as follows:

      (a)-(c) This statement is being filed by Thirty-Five East Investments LLC ("Thirty-Five East"), a Delaware limited liability company with its principal business in investments. The principal business address of Thirty-Five East is located at 35 East 62nd Street, New York, NY 10021. Ronald O. Perelman is the sole equity holder and the Chairman and Chief Executive Officer of Thirty-Five East.


 Item 4.   Purpose of Transaction.

      Item 4 is hereby amended to add the following at the end thereof:

      The purpose of this amendment to the Schedule 13D is to report that, commencing on September 13, 1999, the Reporting Person no longer intends to act together with Turtle Creek for the purpose of acquiring, holding, voting or disposing of the Common Stock.

      Thirty-Five East currently intends to dispose of some or all of its shares of Common Stock in one or more public or private transactions.


 Item 5.   Interest in Securities of the Issuer.

      Item 5 (a)-(b) are hereby amended and restated as follows:

       (a)-(b) Thirty-Five East beneficially owns, and has the sole power to vote and dispose of, 2,225,865 shares of Common Stock, or 8.0% of the Issuer's outstanding Common Stock.


 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 is hereby amended to delete the last sentence of the first paragraph in its entirety.




                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  September 13, 1999


                               THIRTY-FIVE EAST INVESTMENTS LLC

                               By:  /s/ Glenn P. Dickes
                                  ----------------------------------
                               Name:  Glenn P. Dickes
                               Title: Vice President